SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

GROUPE DANONE
(Translation of registrant’s name into English)

7, rue de Téhéran, 75008, Paris—France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:

– A press release dated December 23, 2002 announcing the cancellation of 1.4 million treasury shares.

—————————— PRESS RELEASE ——————————

December 23, 2002

GROUPE DANONE TO CANCEL 1.4 MILLION TREASURY STOCKS

On December 20, 2002, Groupe DANONE’s Board of Directors has decided, pursuant to the authorization granted by the Annual General Meeting held on May 29, 2001, to cancel 1.4 million of treasury stocks.

Following to this operation, the authorized capital of Groupe DANONE is made of 137,191,372 shares and the company holds, directly or indirectly, 8,043,647 treasury stocks.

For further information:
Corporate Communication : 33 1 44 35 20 75 — Investor Relations Department : 33 1 44 35 30 76
GROUP DANONE : 7, rue de Téhéran, 75381, Paris Cedex 08 — Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: December 23, 2002	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer

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